Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 12 DATED OCTOBER 23, 2014
TO THE PROSPECTUS DATED APRIL 29, 2014

This Supplement No. 12 supplements, and should be read in conjunction with, our prospectus dated April 29, 2014, as supplemented by Supplement No. 7 dated July 25, 2014, Supplement No. 8 dated August 13, 2014, Supplement No. 9 dated August 15, 2014, Supplement No. 10 dated September 12, 2014 and Supplement No. 11 dated October 6, 2014. The purpose of this Supplement No. 12 is to disclose:

•	the status of our initial public offering; and

•	entry into a purchase agreement.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of October 21, 2014, we received and accepted subscriptions in our offering for 60.4 million shares, or $602.8 million, including 0.3 million shares, or $2.7 million, sold to NorthStar Realty Finance Corp., or NorthStar Realty. As of October 21, 2014, 50.1 million shares remain available for sale pursuant to our offering. Our primary offering is expected to terminate on the earlier of August 7, 2015 or the date on which the maximum offering has been sold.
Entry into a Purchase Agreement
On October 22, 2014, we entered into a Purchase and Sale Agreement, or the purchase agreement, with NorthStar Realty pursuant to which we agreed to acquire an equity interest, or the portfolio interest, in the healthcare real estate portfolio, or the portfolio, currently held by Griffin-American Healthcare REIT II, Inc., or Griffin-American, following completion of the previously announced merger of Griffin-American with and into a subsidiary of NorthStar Realty, or the merger. We will acquire the portfolio interest for $100 million in cash, inclusive of our pro rata share of associated transaction costs, through a joint venture with NorthStar Realty that is structured as a Delaware general partnership, or the partnership. The portfolio interest will be purchased at NorthStar Realty’s cost basis and is expected to represent an approximate 8.3% interest in the portfolio.
As a result of the merger and pursuant to the related merger agreement (as defined below), NorthStar Realty will acquire all of the outstanding shares of Griffin-American in a stock and cash transaction valued at approximately $4.2 billion, including transaction expenses. Immediately following the completion of the merger, the surviving entity of the merger will be converted into the partnership and own the portfolio through an operating partnership. The portfolio is comprised of predominantly medical office buildings (43%) and senior housing facilities (30%) in the United States and the United Kingdom. In connection with the merger, NorthStar Realty, through the partnership and its subsidiaries, expects to borrow approximately $2.6 billion (with respect to the United States portion of the portfolio) and approximately 248 million GBP ($400 million) (with respect to the United Kingdom portion of the portfolio), with such borrowings secured by the portfolio.
The completion of the acquisition of the portfolio interest by us is subject to a number of closing conditions, including the completion of the merger, which is subject to a number of its own conditions, including (i) approval by the stockholders of NorthStar Realty and Griffin-American, (ii) the absence of any law, order or injunction prohibiting the merger, (iii) the accuracy of the representations and warranties (subject to customary materiality qualifiers) of each party to the merger agreement and the absence of any change, effect, development, circumstance or event from the date of the merger agreement until the effective time of the merger, that has had or is reasonably likely to have a material adverse effect on the other party, excluding in each case matters disclosed in any reports filed by NorthStar Realty or Griffin-American with the SEC prior to the date of the merger agreement or contained in the confidential disclosure letter delivered by NorthStar Realty or Griffin-American to the other party, (iv) the compliance of each party to the merger agreement with its covenants and agreements contained in the merger agreement (subject to customary materiality qualifiers) and (v) the receipt of customary legal opinions.

There is no assurance that the merger or the acquisition of the portfolio interest by us will close on the anticipated terms, or at all.
Pursuant to the partnership agreement of the partnership, or the partnership agreement, which will come into effect immediately after the merger, the partnership will be managed on a day-to-day basis by NorthStar Realty as its “Designated Partner,” as defined in the partnership agreement. NorthStar Realty is externally managed by a subsidiary of NorthStar Asset Management Group Inc., which is our sponsor and the parent of our advisor. We would have the right to consent to certain “major decisions” by the partnership (excluding subsidiaries), and the portfolio interest would be subject to certain transfer restrictions, each as more fully described in the partnership agreement.
Furthermore, we and NorthStar Realty may also be required to contribute additional capital to the partnership on a pro rata basis in accordance with our percentage interests in amounts not to exceed 10% of our respective initial capital contributions.

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